B. Craig Owens	Campbell Soup Company
Senior Vice President	One Campbell Place
Chief Financial Officer and	Camden, NJ 08103
Chief Administrative Officer	856-342-5270
856-342-3965 Fax
craig_owens@campbellsoup.com

March 28, 2014

Mr. H. Roger Schwall

Assistant Director

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:	Campbell Soup Company

Form 10-K for the Fiscal Year Ended July 28, 2013

Filed September 26, 2013

Form 10-Q for the Quarterly Period Ended January 26, 2014

Filed March 6, 2014

File No. 001-03822

Dear Mr. Schwall:

This letter is submitted on behalf of Campbell Soup Company (“Campbell” or the “company”) in response to your letter dated March 18, 2014 (the “Comment Letter”), regarding the Form 10-K for the Fiscal Year ended July 28, 2013 (the “Form 10-K”) and the Form 10-Q for the Fiscal Quarter ended January 26, 2014 (the “Form 10-Q”).

We have reviewed your comments carefully and set forth our responses below. For ease of reference, the text of each numbered comment is reproduced in italics immediately preceding our corresponding response.

Form 10-K for the Fiscal Year Ended July 28, 2013

Notes to Consolidated Financial Statements

Note 12 – Taxes on Earnings, page 55

1.

We note the disclosure provided in your filing stating that U.S. income taxes have not been provided on approximately $714 million of undistributed earnings of non-U.S. subsidiaries, which are deemed to be permanently reinvested. Please tell us how the sale of your European simple meals business impacted your investment plans outside the U.S. As part of your

Mr. H. Roger Schwall

U.S. Securities and Exchange Commission

March 28, 2014

response, please quantify the extent to which indefinitely reinvested foreign earnings relate to your European operations. In addition, please provide us with detailed information regarding your future operating plans in Europe. Refer to FASB ASC 740-30-25-17.

In accordance with ASC 740-30-25-17, the company has not provided U.S. income taxes on approximately $714 million of non-U.S. earnings, primarily related to operations in Australia and Canada, which are deemed to be permanently reinvested. We evaluate the capital investment plans, business expansion plans and debt repayment plans of each subsidiary to determine the amount of unremitted earnings considered to be indefinitely reinvested. Current-year earnings in excess of investment or debt repayment needs have typically been repatriated and income taxes are provided accordingly.

The impact of the potential sale of the simple meals business in Europe was considered in evaluating investment plans. None of the $714 million of undistributed earnings related to the European simple meals business. As a result of the potential sale, $18 million of tax expense was recorded in the fourth quarter of fiscal 2013, representing taxes on the difference between the book value and tax basis of the European business. The tax expense is reflected in earnings from discontinued operations and is disclosed in Note 4 on page 40 of the Form 10-K.

The company completed the sale of the European simple meals business during the quarter ended January 26, 2014. The transaction did not include the company’s businesses in Europe that involve the export of Pepperidge Farm products throughout Europe and certain Campbell products in the United Kingdom, small operations of Plum in the United Kingdom, or Kelsen Group A/S, which the company acquired in August of 2013 (collectively, the “Retained Businesses”). None of the $714 million of undistributed earnings related to the Retained Businesses.

Form 10-Q for Quarterly Period Ended January 26, 2014

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 27

Liquidity and Capital Resources, page 37

2.	We note your disclosure at page 38 regarding your five-year credit facility totaling $2.2 billion. Please file this credit agreement as an exhibit to your filing, or tell us why you believe this is not required. Please see Item 601(b)(10) of Regulation S-K.

We carefully considered the requirements of Item 601(b) (10) as we prepared our Form 10-Q for the second quarter, and do not believe that filing our five-year credit facility is required. We access the commercial paper markets on a regular basis for our short-term financing needs, and this facility serves as a back-stop for our commercial paper program. Except for $3 million of standby letters of credit issued under the back-stop facility, the company has no borrowings under the facility as of January 26, 2014, and does not expect to need to draw under the facility in any material amount to finance maturing commercial paper. In fact, the company has never borrowed under its commercial paper back-stop facilities, which have been in place since 1996, except for immaterial amounts for standby letters of credit. In addition, this back-stop facility contains no restrictive financial covenants or other provisions that might warrant disclosure.

Mr. H. Roger Schwall

U.S. Securities and Exchange Commission

March 28, 2014

Based on these factors, we concluded that this back-stop facility is an ordinary course agreement of a type that is commonly associated with ordinary course treasury activities, and that it is not material to an investor’s understanding of the company’s financial condition, business or results of operations.

We acknowledge that if we do draw on the facility in the future in amounts that are material to the company, we would then expect to file the agreement as an exhibit to our next Form 10-Q or Form 10-K relating to the reporting period in which the credit agreement became material to the company.

*    *    *

As requested by the staff, we acknowledge:

—	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

—	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

—	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

CAMPBELL SOUP COMPANY

By:	/s/ B. Craig Owens
B. Craig Owens
Senior Vice President —
Chief Financial Officer and
Chief Administrative Officer

cc:	Denise Morrison

Ellen O. Kaden

Anthony P. DiSilvestro

Jennifer O’Brien – Securities and Exchange Commission

Ethan Horowitz – Securities and Exchange Commission

Angie Kim – Securities and Exchange Commission

Laura Nicholson – Securities and Exchange Commission

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